Jeffrey N. Neuman	Honeywell	Phone 973-455-2945
Vice President and	115 Tabor Road	jeffrey.neuman@honeywell.com
Corporate Secretary	Morris Plains, NJ 07950	www.honeywell.com

July 21, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Honeywell International Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which was filed with the Securities and Exchange Commission on July 21, 2017.

Respectfully submitted,

/s/ Jeffrey N. Neuman
Jeffrey N. Neuman

Vice President, Deputy General

Counsel and Corporate Secretary

Honeywell International Inc.